EXHIBIT 99.1

Medicenna to Participate in Upcoming January Investor Conferences

TORONTO and HOUSTON, Jan. 05, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that company management will be participating in the following virtual investor conferences taking place in January 2022.

Details are as follows:

11th Annual LifeSci Partners Corporate Access Event (January 5 – 7, 2022)
Format: Panel Presentation and 1x1 investor meetings
Panel Title: Next Gen Immune-Oncology: Moving Beyond PD-1 and CTLA-4
Panel Date: January 7, 2022
Panel Time: 7:30 a.m. ET
Webcast Link: https://wsw.com/webcast/lifesci3/panel12/2460150
To request a meeting, register for the event here.

H.C. Wainwright BIOCONNECT Virtual Conference (January 10 – 13, 2022)
Format: On demand Presentation
Date: Beginning Monday, January 10, 2022
Time: 7:00 a.m. ET

Biotech Showcase™ 2022 (January 10 – 12 and 17 – 19, 2022)
Format: 1x1 investor meetings
To request a meeting, register for the event here.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statement
This news release contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes", "seeks" and similar expressions. All statements other than statements of historical fact, included in this release, including the future plans and objectives of the Company, are forward-looking statements that are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form and Form 40-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com